UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Issuance of the Company’s Common Shares to the Company’s Chief Financial Officer and Director

On April 15, 2026 , the Company issued a press release to announce the issuance of 4,400,000 and 1,060,000 common shares (collectively, the “Shares”) of the Company to Hideaki Horikiri, the chief financial officer and a director of the Company, on April 1 and 11, 2026, respectively, pursuant to those certain two restricted common share compensation agreements (the “Compensation Agreements”) between the Company and Hideaki Horikiri, each executed on the same date of the issuance of such common shares. Pursuant to the Compensation Agreements, the issuance of the Shares was in consideration for Hideaki Horikiri’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of the Company’s board of directors.

The execution of the Compensation Agreements and the issuance of Shares were authorized by the Company’s shareholder resolution dated February 24, 2026 and board of directors’ resolutions dated March 11 and 24, 2026. As of April 11, 2026, the common shares held by Hideaki Horikiri accounted for 70.66% of the Company’s outstanding 9,613,805 common shares.

A copy of the English translation of the Compensation Agreements and the press release is furnished in this report as Exhibits 10.1, 10.2, and 99.1, respectively.

EXHIBIT INDEX

Exhibit No.	Description
10.1#	Restricted Stock Compensation Agreement between the Registrant and Hideaki Horikiri, dated April 1, 2026 (English Translation)
10.2#	Restricted Stock Compensation Agreement between the Registrant and Hideaki Horikiri, dated April 11, 2026 (English Translation)
99.1	Press Release –PicoCELA Inc. Issues Restricted Common Shares to CFO and Director

#	Certain portion of this Exhibit was redacted pursuant to Item 601(a)(6) of Regulation S-K and marked by means of brackets and asterisks (“[****]”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: April 15, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director